StreamTrack, Inc.
347 Chapala Street
Santa Barbara, California 93101

February 7, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Larry Spirgel, Assistant Director

Re:      StreamTrack, Inc. (formerly known as Lux Digital Pictures, Inc.)
Amendment No. 1 to Current Report on Form 8-K
Filed December 21, 2012
Response dated December 28, 2012
Form 10-K for the fiscal year ended August 31, 2012
Filed December 14, 2012
Form 10-Q for the quarter ended November 30, 2012
Filed January 14, 2013
File No. 333-153502

Ladies and Gentlemen:

StreamTrack, Inc. (the “Company”) is in receipt of the comment letter of the reviewing Staff of the Commission dated January 24, 2013 relating to the above-referenced filings and is in the process of preparing its response.  The Company respectfully requests an extension of two weeks to file a response on or before February 21, 2013. Thank you for your consideration.

Please contact Jeff Cahlon of Sichenzia Ross Friedman Ference LLP at 212-398-2742 if you have any questions regarding this matter.

Very Truly Yours,

/s/ Michael Hill
Chief Executive Officer